UMC Receives Government Approval to Acquire Stakes in He Jian

1.Date of occurrence of the event:2011/10/31
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “affiliate company”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:United Microelectronics Corporation (NYSE: UMC, TWSE: 2303), (“UMC”) today announced that the company has received approval from the Investment Commission, Ministry of Economic Affairs, Executive Yuan to acquire a 35.7% stake of Best Elite International Limited (“Best Elite”), the holding company of He Jian Technology (Suzhou) Co., Ltd. (“He Jian”). The acquisition includes the 15.3% stake in trustee, plus an additional 20.4% through cash acquisition. In the long run, UMC will continue to seek full integration with He Jian in compliance with current regulations and instruction from authorities.After receiving government approval and completing the share transfer, Best Elite shares will become a UMC investment holding where UMC will recognize He Jian’s operating results based on holding ratios. Meanwhile, the 15.3% of Best Elite shares which UMC was granted by Best Elite shareholders will be booked into UMC’s financial statements after professional appraisers have decided the actual value considering the recent changes in book values. On the other hand, after UMC becomes the largest shareholder of Best Elite through acquiring 35.7% of share holdings, UMC will gradually integrate the operating resources from both sides to reach cooperative synergies for the mid-to-long term. In the long run, UMC and He Jian will be able to provide more flexible manufacturing solutions to help customers increase the competiveness of their products, thus benefiting everyone in this partnership.UMC’s application for foundry investment in Mainland China is part of the company’s globalization strategies to expand overseas markets and boost sales growth. Going forward, UMC’s core competence, including technology R&D and major capacity expansion, will still be based in Taiwan. UMC will continue to actively invest and recruit in Hsinchu and Tainan to facilitate our vision — Investing in Taiwan as a Base in Establishing a Global Presence. Meanwhile, the company will focus on increasing profitability and shareholders’ return, dedicate itself to a world leading, customer driven foundry business model, and contribute efforts to enhance Taiwan’s economy and competitiveness.
6.Countermeasures:N/A
7.Any other matters that need to be specified:N/A